MINUTES OF THE BOARD MEETING OF NAMIBIAN COPPER MINES INC. HELD ON
MAY 30TH 1999 AT 10:00a.m. SYDNEY TIME (5:00p.m. PHOENIX TIME ON MAY 29TH 1999).
                     THE MEETING WAS CONDUCTED BY TELEPHONE.

PRESENT:                   ALAN DOYLE - SYDNEY
                           BILL ALLRED - PHOENIX
                           DEREK SATTERWAITE (INVITED) - PERTH

AGENDA:

1. Minutes of the last meeting were deferred as Bill Allred had not tabled them. There was difficulty in finding them.

2. The transaction with the companies associated with Mr. Peter Boonen was discussed and explained verbally by Alan Doyle. The structure of the transaction was also discussed ie the stock consolidation (8:1) and the issuance of new shares for the acquisition of the diamond transaction. Doyle described Boonen's credentials although he had not dealt with Boonen in the past he was known by others as having a sound reputation in business matters. There was no evidence that he had ever been disreputable in any business transaction. Doyle would carry out due diligence, money permitting on the transaction to ensure that the acquisition was in fact real.

3. The restructuring was planned to commence in the next 10 days. The transfer agent will be instructed to carry out the relevant matters required to the transaction. A new placement of shares was to be made to groups associated with Boonen. A total of 1 million restricted shares at a price of US$0.10 per share to raise US$100,000 as proposed. It was Resolved to place 1 million shares to Boonen's associates in order to make NCMI up to date with its various registrations and filings PASSED.

4. It was noted Allred had all of the company records and he stated that they would all be made available during this period of "cleaning up" the company. He also stated that NCMI was fundamentally in good condition.

5. Placement details to be completed during the next 10 days. Doyle to provide settlement dates and names when provided by Boonen.

6. Satterthwaite and Allred planning to see Hadi (previous auditor). The new auditor had already briefly reviewed the company and saw no "going" problems. A shortcut of meeting procedures was reviewed and Satterthwaite planned to see Gary Blume (lawyer) to further understand the procedures for this shortcut.

7. Allred stated that the Transfer Agent was up to date and was prepared to continue acting for the company.

8. The directors agreed that there needs to be an announcement to the NASD to explain the transaction to the market, and the plans for a new direction. Doyle to discuss the matter with Boonen and press for this to be completed as soon as the documentation was made available to execute.

9. Discussion on the bank account and new signatures to the account. Satterthwaite was to counter sign all cheques under new arrangements.

10. The company creditors were discussed and Satterthwaite agreed to follow up on all of these in particular:

         -        Doyle
         -        State Taxes
         -        Allred
         -        Satterthwaite
         -        Any others

     Generally there was not any major creditor that would prohibit the company proceeding with this new direction.

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11.  The company  would use the  facilities  of the office of Allred  until such time as Satterthwaite saw that this was no longer necessary.

THE MEETING WAS CLOSED AT 11:00 a.m. SYDNEY TIME


/s/ Alan Doyle
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ALAN DOYLE